Exhibit 99.2

Hailiang Education Group Inc. Announces Leadership Changes

Former Chairman and CEO Mr. Ming Wang Retires; Mr. Junwei Chen to Become New Chairman and CEO

HANGZHOU, China, June 23, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management services provider of primary, middle, and high schools in China today announced Mr. Ming Wang’s retirement from the Chairman and CEO of HLG. At the Company’s annual general meeting held on June 23, 2020, our shareholders have elected Mr. Junwei Chen as a director of the Board of Directors (the “Board”), and subsequently, the Board has appointed Mr. Junwei Chen as the new Chairman, effective immediately. The Board has also appointed Mr. Junwei Chen as the Company’s new CEO, to assume such office upon the departure of Mr. Ming Wang. Before Mr. Ming Wang’s official retirement, he has helped to ensure a smooth transition to the new leadership.

Since Hailiang Education successfully went public on the NASDAQ in 2015, the Company has continuously been increasing development scale, expanding business network and diversifying educational services and products under the leadership of Mr. Ming Wang. Currently, the Company has more than 67,000 students enrolled in its 38 schools, a significant increase from more than 17,000 students enrolled in the initial three schools in 2015 when the Company went public. The Company has grown from a traditional K-12 education services provider to one that integrates K-12 education services, educational training and online education, study trip, overseas study consulting services, and operation and management services in five years. The Company's revenue also increased from RMB514.8 million (approximately US$83.0 million) in fiscal year 2015 to RMB1.5 billion (approximately US$218.4 million) in fiscal year 2019.

The Board of Hailiang Education commented, “Mr. Ming Wang has been the Chairman and CEO Since Hailiang Education listed on the NASDAQ in 2015. He has undoubtedly become an indispensable core leader of the Company. As an entrepreneur with a passion for the education industry, he has a unique and long-term strategic vision. Under his leadership, the Company achieved the goal of being listed on the NASDAQ, pushed forward the high-quality development of education business and further enhanced the brand awareness of Hailiang Education. Besides focusing on Company's development, Mr. Ming Wang has played various important roles in the Company's strategic management, talents cultivation, cross-regional expansion as well as operation standardization. These achievements have a profound impact on the Company's sustainable and healthy development in the future and will become Hailiang Education’s valuable assets. We want to extend our heartfelt gratitude to Mr. Ming Wang for his exceptional contribution to the Company.”

Mr. Junwei Chen, the new Chairman and CEO of Hailiang Education will be fully responsible for the Board and business associated with the Company. Mr. Chen joined Hailiang Group Co., Ltd. in September 2018. He has served as vice president of Hailiang Group Co., Ltd. since January 2019 and the president of Hailiang Education Management Group Co., Ltd. since March 2019. Mr. Chen holds a Ph.D. in Energy and Resource Engineering from Peking University in 2019. During his time at Peking University, he served as the 38th chairman of the University’s Postgraduate Students’ Association, organizing various projects to serve the society, such as Peking University Doctoral Service Group, and he was invited to the Great Hall of the People to receive the honors in recognition of his active participation in poverty alleviation causes. In addition, Mr. Chen owns multiple patents and has published several academic papers on international journals.

The Board of Hailiang Education commented, “The change we made at this moment is significant to the development of Hailiang Education. We are very fortunate to have a large pool of managerial talents and we believe that Mr. Chen will bring Hailiang Education new opportunities for its future development.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students’ life, study, and development. Hailiang Education adapts its education services based upon its students’ individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com